CONSENT OF EXPERT

The undersigned does hereby consent to:

(1) the use of the written disclosure derived from the report entitled "NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project" effective January 4, 2021 (the "Technical Report") in the Annual Information Form for the year ended December 31, 2022 ("AIF") of SilverCrest Metals Inc. (the "Company") being filed as an exhibit to the Company's Form 40-F Annual Report for the period ended December 31, 2022, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission; and

(2) the use of our name in connection with reference to our involvement in the preparation of the Technical Report, and to references of the Technical Report and our name, in the AIF and the 40-F.

ROCKLAND LTD.

	By:	/s/ Khosrow Aref
Name: Khosrow Aref Title: President
March 13, 2023